PURADYN FILTER TECHNOLOGIES INCORPORATED

2017 High Ridge Road

Boynton Beach, Florida  33426

‘CORRESP’

October 29, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Linda Cvrkel, Branch Chief

Effie Simpson

Re:

Puradyn Filter Technologies Incorporated

Form 10-K for the fiscal year ended December 31, 2011

Filed April 5, 2012

File No. 001-11991

Ladies and Gentlemen,

The Company is in receipt of the staff’s letter of comment dated October 10, 2012 on the above referenced filing.  Following are the Company’s responses to such comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Consolidated Statements of Cash Flows,

Consolidated Statements of Changes in Stockholders’ Deficit

Note 8. Notes Payable to Stockholders and Capital Leases

1.

We note from the Company’s consolidated statements of cash flows and from the disclosure included in Note 8 that during 2011 and 2010, one of the Company’s board members made loans to the Company and forgave $25,000 and $50,000 of these loans, respectively during the periods. We also note that the forgiven obligations were reclassified to additional paid in capital due to the related party nature. Please explain why your statement of changes in stockholders’ equity for 2011 reflects the $25,000 of debt forgiven and reclassified to additional paid in capital but your statement of changes in stockholders’ deficit for 2010 does not include a similar reclassification for the related party obligation of $50,000 that was forgiven in 2010. Please advise or revise as appropriate.

Response:

The statement of changes in stockholders’ deficit table included in the Form 10-K for the year ended December 31, 2011 inadvertently omitted the line disclosing the inclusion of this amount in paid in capital in the portion of the table for the year ended December 31, 2010. Accordingly, the total of $46,079,970 does not equal the actual total of amounts listed, since the $50,000 of stockholder debt forgiven was not listed, however, the total in that column is correct. This amount was disclosed and included in the table provided in the Form 10-K for the year ended December 31, 2010. The Company will include the inadvertently omitted line in its future filings.

Note 10. Commitments and Contingencies

Litigation, page F-15

2.

We note from the disclosure included in Note 10 that the Company has litigation pending against Mr. Ford, its former chief executive officer, for non-payment of three promissory notes totaling $756,250 and related interest thereon. We also note your disclosure indicating that Mr. Ford has admitted under oath that he has no money to repay this debt, and has disposed of all but 6,000 shares of company stock collateralizing the promissory notes. Since it appears unlikely that the Company will collect these outstanding promissory notes, please explain in the notes to your financial statements how these notes have been reflected in your financial statements, including whether any allowance for the uncollectibility of the notes or write-off of the balances has been made in the current or prior periods.

Response:

Supplementally, please be advised that the notes came into existence in July 2001 as an obligation for an exercise of vested stock options and were disclosed in the 10-QSB and 10-KSB filed with respect to 2001. The notes, issued by the debtor for common stock issued, were classified as a decrease in equity and accordingly were never carried as assets on the balance sheet. For all reporting periods since July, 2001, the notes have been disclosed in the Consolidated Statements of Changes in Stockholders’ Deficit schedule as a separate column. No allowance for uncollectibility or write-off has been necessary as the notes were not included in the assets of the Company. Accordingly, the Company does not believe that additional disclosure in the notes to our financial statements is necessary.  Please see our response to comment 3 below; disclosure will be provided in the Form 10-Q to be filed for the period ending September 30, 2012, as a settlement has been reached on those notes during that filing period.

3.

In a related matter, we note from your report on Form 8-K dated August 22, 2012 that you reached a tentative settlement with your former chief executive officer on August 22, 2012 pursuant to which he agreed to transfer a total of 875,000 shares of your common stock to you, with 6,000 shares due within one week of the execution of a settlement agreement, 133,000 shares by December 31, 2012 and the balance at the rate of 184,000 shares per quarter beginning on March 1, 2013. Please tell us and explain in the notes to your financial statements in future filings how you plan to account for this settlement in your financial statements, including any gain or loss that will be recognized as a result of this transaction.

Response:

The Company intends to retire the stock received under the agreement as it is received. The proportionate value of the notes receivable will be charged against paid in capital and common stock as it related to the original transaction that gave rise to the note receivable. There will be no gain or loss on these transactions. The transaction and its impact will be disclosed in future filings.

Note 11. Stock Options

4.

We note from the disclosures included in Note 11 that certain disclosures required by ASC 718-10-50 have not been provided with respect to your stock-based compensation grants. For example, no disclosure has been provided of the grant date fair value of your stock based compensation grants or of the intrinsic value of options exercised during the period or of those outstanding and exercisable at the end of the period. Additionally, the notes to your financial statements should also be revised to disclose both the method and significant assumptions that were used to value your stock-based compensation grants during the periods presented in your statements of operations. Please ensure that the notes to your financial statements include all of the disclosures required by ASC 718-10-50-2, as applicable.

Response:

The Company employs the Black-Sholes method which was inadvertently omitted along with the method and significant assumptions from the disclosures in its footnotes. The Company will revise its disclosure in future filings to include this information.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six-months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011, page 22

5.

We note that the table reflecting your results of operations for the six months ended June 30, 2012 includes a realized gain on foreign currency of $146,255 during the period. However, we note no discussion regarding the nature and terms of the transaction that resulted in this gain in your discussion of results of operations for this period. Please revise your discussion of your results of operations for the six months ended June 30, 2012 to describe the nature and terms of the transaction that resulted in this gain and to explain how this gain was calculated or determined.

Response:

In January 2012 all accounts of the Company’s wholly owned UK subsidiary were closed and its license surrendered with the British authorities. The realized gain on foreign currency translation adjustment resulted from the closing of all accounts of the wholly owned subsidiary. This was disclosed in the Comprehensive Income section of footnote 1 in the Forms 10-Q for the periods ended June 30, 2012 and March 31, 2012. Additionally, the same information was disclosed in “Impact of Inflation and Foreign Currency Translation” under Critical Accounting Policies and Estimates, within Item 2, Managements’ Discussion and Analysis of Financial Condition and Results of Operations in both Forms 10-Q for the period June 30, 2012 and March 31, 2012. The Company will revise its disclosure in future filings to include the relationship information and more clearly state the relationship of the closing of the UK accounts and the realized gain on foreign currency translation.

6.

Also, we note that you have reflected this realized gain as both a component (i.e. reduction) of your net loss for the period and as an increase to your comprehensive loss for the period. Please note that items such as this which are being reclassified to net earnings for the period should not also be included as a component of the Company’s comprehensive income or loss but rather should be reflected as a reclassification adjustment pursuant to the guidance in ASC 220-10-45. Please revise accordingly.

Response:

We acknowledge that the realized gain should not have been included in the statement of comprehensive income. We will reflect it properly in the Form 10-Q for the period ending September 30, 2012 and all future filings.

We trust the foregoing is fully responsive to the staff’s comments. The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan J. Sandler

Principal Financial Officer

Puradyn Filter Technologies, Inc.

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